 EXHIBIT 99.3

FUXING CHINA GROUP LIMITED

(Incorporated in Bermuda)

(Company Registration No. 38973)

SPECIAL GENERAL MEETING – DEPOSITOR PROXY FORM

We, The Central Depository (Pte) Limited, being a Member of FUXING CHINA GROUP LIMITED (the “Company”), pursuant to Bye-law 77(1)(b) of the Company’s Bye-laws are deemed to have appointed the person whose name and particulars are set out in Part I below (the “Depositor(s)”), in respect of such number of shares (the “Depositor(s) Shares”) set out against his/ her/its name in the Depository Register maintained by CDP as at 28 July 2025 (the “Cut-Off Date”), as our proxy to vote for us on our behalf at the Special General Meeting of the Company to be held at Level 4, Training Room 4-2, 60 Cecil Street, ISCA House, Singapore 049709 on Thursday, 31 July 2025 at 11.00 a.m. and at any adjournment thereof (the “SGM”).

I.

OR, in the event the Company receives this Depositor Proxy Form which is:
(i)	duly completed and signed/executed by the Depositor(s); and
(ii)	submitted by the requisite time and date, and to the requisite office as indicated below we hereby appoint the person or persons (the “Appointee(s)”) whose details are given in Part II(a) and (b), provided that such details have been verified in Part V by the affixing of the seal or the signature of or on behalf of the person(s) named in Part I, and on the basis that such person or persons are authorised to vote in respect of the proportion of the shareholding referred to in Part II, or if no proportions are so reflected, in respect of the whole of the said shareholding:

II.	Name	Address	NRIC/ Passport No.	Proportion of Shareholdings (%)
(a)
*and/or (delete as appropriate)

(b)

as our *proxy/proxies to vote for us on our behalf at the SGM. The Appointee(s) *is/are hereby directed to abstain, vote for or against the resolution to be proposed at the SGM as indicated hereunder. If no specific direction as to voting is given, the Appointee(s) may vote or abstain from voting at his/her/their discretion, as he/she/they will on any other matter arising at the SGM

We further hereby authorise and direct the Company to accept this Depositor Proxy Form(s) in respect of the Depositor(s) Shares.

*Delete where inapplicable

(Please indicate your vote “For” or “Against” or “Abstain” with a “X” within the box provided.)

III.	Ordinary Resolution	For	Against	Abstain
The proposed disposal of the entire equity interest held by the Company’s wholly-owned subsidiary, Jade Star Group Holdings Limited, in Jinjiang Jianxin Weaving Co., Ltd.

Dated this            day of                               2025

IV.	The Central Depository (Pte) Limited

Signature of Director

TO BE COMPLETED BY DEPOSITOR(S) IF HE/SHE/IT WISHES TO NOMINATE A PROXY UNDER PART II

V.	For Individuals:	For Corporations:

	Signature of Direct Account Holder	Signature of Director	Signature of Director/Secretary	Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF CAREFULLY BEFORE COMPLETING THIS DEPOSITOR PROXY FORM

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IMPORTANT: - PLEASE READ NOTES BELOW:

Part II	(1)

A Depositor(s) who is a natural person will be able to attend the Special General Meeting (the “SGM”) in person. A Depositor(s) may nominate not more than two Appointees, who shall be natural persons, to attend and vote in his/her/its place as proxy for CDP in respect of the number of the Depositor(s) Shares by completing Part II(a) and/or (b).

(2)

Where a Depositor(s) is a corporation and wishes to be represented at the SGM, it must nominate an Appointee/Appointees to attend and vote as proxy/proxies for CDP at the SGM in respect of the number of the Depositor(s) Shares.

(3)

A Depositor(s) who wishes to nominate more than one Appointee must specify the proportion of the number of the Depositor(s) Shares (expressed as a percentage of the whole) to be represented by each Appointee. If no proportion of the number of the Depositor(s) Shares is specified, the Appointee whose name appears first shall be deemed to carry 100 per cent of the number of the Depositor(s) Shares of his/ her appointor and the Appointee whose name appears second shall be deemed to be appointed in the alternate.

Part III	IMPORTANT: PLEASE INDICATE WITH A “X” IN THE APPROPRIATE BOX AGAINST EACH RESOLUTION

HOW YOU WISH THE APPOINTEE(S) TO VOTE. If this depositor proxy form is deposited without any indication as to how the Appointee(s) shall vote, the Appointee(s) may vote or abstain from voting at his/her discretion.

Part V	(1)

If a Depositor(s) wishes to nominate an Appointee/Appointees, this Depositor Proxy Form must be signed by the Depositor(s) or his/her/its attorney duly authorised in writing. In the case of Joint Depositor(s), all Joint Depositor(s) must sign this Depositor Proxy Form. If the Depositor(s) is a corporation, this Depositor(s) Proxy Form must be executed under its common seal or under the hand of an officer or its attorney duly authorised in writing. The power of attorney appointing the attorney or other authority, if any, under which this Depositor Proxy Form is signed, or a notarially/duly certified copy thereof must be attached to this Depositor Proxy Form.

(2)

This Depositor Proxy Form, duly completed, must be deposited by the Depositor(s) at the Company’s Singapore Share Transfer Agent, Boardroom Corporate & Advisory Services Pte. Ltd., at 1 Harbourfront Avenue, #14-07 Keppel Bay Tower, Singapore 098632 or sent by email to oilinfxcg@gmail.com not less than seventy-two (72) hours before the time of the SGM in accordance with the instructions stated herein.

GENERAL

Completion and return of this Depositor Proxy Form by a Depositor will not prevent him/her/it from attending and voting in person at SGM as proxy of CDP if he/she/it subsequently wishes to do so. The Company shall be entitled to reject any Depositor Proxy Form, which is incomplete, improperly completed or illegible, or where the true intentions of the Depositor(s) are not ascertainable from the instruction of the Depositor(s) specified on any Depositor Proxy Form. In addition, the Company may reject any instrument appointing a proxy(ies) if such members are not shown to have Ordinary Shares entered against their names in the Depository Register as at 72 hours before the time appointed for holding the SGM, as certified by The Central Depository (Pte) Limited to the Company.

It is the Depositor(s)’ responsibility to ensure that this Depositor Proxy Form is properly completed. Any decision to reject this Depositor Proxy Form on the ground that it is incomplete, improperly completed or illegible will be final and binding and neither the Company, CDP nor Boardroom Corporate & Advisory Services Pte. Ltd. accepts any responsibility for the consequences of such a decision.

PERSONAL DATA PRIVACY

By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the SGM and/or any adjournment thereof, a member/Depositor of the Company (i) consents to the collection, use and disclosure of the member’s/ Depositor’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the SGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the SGM (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the member/Depositor discloses the personal data of the member’s/ Depositor’s proxy(ies) and/or representative(s) to the Company (or its agents), the member/Depositor has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the member/Depositor will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the member’s/Depositor’s breach of warranty.

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